January 13, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jim B. Rosenberg

Re:	Trius Therapeutics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 25, 2011
Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed November 10, 2011
File No. 001-34828

Dear Mr. Rosenberg:

We are writing in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 29, 2011 (the “Comment Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Form 10-K”) of Trius Therapeutics, Inc. (the “Company”) and the Company’s Quarterly Report on Form 10-Q for the Quarterly Period ended September 30, 2011 (the “2011 Form 10-Q”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for your convenience.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 2010 Form 10-K and the 2011 Form 10-Q, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2010 Form 10-K or the 2011 Form 10-Q and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Staff Comments and Company Responses

Form 10-Q for the Quarterly Period Ended September 30, 2011

Note 9. Significant Collaboration Agreements, page 14

1. You recognized revenue allocated to the license of tedizolid in the third quarter of $24.9 million based on the relative selling price of the license element since you determined that it was a separate unit of accounting with stand-alone value. You allocated the remaining $0.1 million of the $25 million up-front payment to the Global Development Plan Services which you also believe to be a separate unit of accounting and will be recognizing the related service revenue in proportion to the percentage of actual costs incurred during the period to estimated total Global Plan Services expected throughout the collaboration. Please provide us:

•

Your analysis demonstrating how each unit of accounting had stand-alone value based on the requirements of ASC 605-25-25-5a. (i.e. sold separately by any vendor, or Bayer could resell the unit of accounting on a standalone basis).

•	Your computation supporting the allocation of the agreement consideration to each unit of accounting.

Response:

Stand-alone value

The Company acknowledges the Staff’s comment and respectfully submits that ASC 605-25-25-5a notes that in an arrangement with multiple deliverables, the delivered item or items shall be considered a separate unit of accounting if the delivered item or items have value to the customer on a stand-alone basis. The item or items have value on a stand-alone basis if they are sold separately by any vendor or the customer could resell the delivered item(s) on a stand-alone basis. In the context of a customer’s ability to resell the delivered item(s), this criterion does not require the existence of an observable market for the deliverable(s).

The Company determined that the deliverables could be separated into two separate units of accounting; a license and certain global development plan services. In performing its assessment, the Company considered, in addition to the language in the ASC, the contents of the Staff speech dated December 7, 2009, where it was noted that if a license could be resold, or if the research and development services are not proprietary, and could be performed by other vendors, that these are indications that the license might have stand-alone value.

License – The agreement provides that the Company provide to Bayer a license to use tedizolid in the Bayer territory for the life of the related patents and allows for Bayer to sublicense tedizolid. The Bayer territory is deemed to be substantially all countries outside of the United States, the European Union and Canada. The ability to sublicense is not contingent upon approval or right of first refusal by the Company. The Company determined that Bayer’s ability to sublicense the intellectual property to others demonstrates the license has stand-alone value. In addition, given the current stage of development of the ABSSSI program and the pneumonia program, where the Company is either currently conducting or will be conducting Phase 3 clinical trials, in assessing the Company’s collaborator’s ability to use the license on a stand-alone basis, these later stage trials are more easily developed by others aside from the Company. One of the reasons that Bayer was selected as a partner was that they have a very strong existing anti-infectives franchise. Given the status of the Company’s ABSSSI anti-infectives program at the time of entering into the agreement in July 2011, with certain protocols having already been written and provided to Bayer, and a Special Protocol Assessment (SPA) having already been granted to the Company by the FDA for its first ABSSSI Phase 3 study, Bayer certainly had the internal expertise and ability (or a vendor could be hired) to continue the efforts under the program for clinical approval and could complete them without assistance from the Company. In addition, at the time of signing of the collaboration, the Company had already made significant progress in preparing to conduct a Phase 3 trial in the pneumonia field. In assessing Bayer’s internal capabilities, the Company noted that Bayer recently obtained a SPA in the US on one of their own compounds for a pneumonia indication, therefore, they also have internal experience with pneumonia, and although the protocol for the pneumonia study was not complete at the time of the commencement of the agreement, they do have the internal capability to both develop a protocol and conduct the ongoing pneumonia trial without the Company. Given Bayer’s ability to sublicense under the agreement and its ability internally or with outside help to conduct the ongoing development efforts, the Company believes the license does have stand-alone value. In order to determine if the license can be treated as a separate unit of accounting, the Company also considered whether there is a general right of return associated with the license. The $25 million upfront received by the Company is non-refundable, therefore there is no right of return for the license. Given the above, the Company concluded that the license is a separate unit of accounting.

Global Development Plan Services – The agreement provides that the Company continue to manage the development of tedizolid and to work towards NDA approval in the US for both ABSSSI and pneumonia indications. Bayer will utilize the data from the Company’s US trials and NDA approval to obtain regulatory approval in China and certain other of its territories. US NDA approval is not required in Japan, but data developed by the Company is expected to be utilized by Bayer in the Japanese NDA process. China and Japan make up an estimated 90% of the market share in the Bayer territory.

The global development plan services of the Company under the agreement relate to the execution of research and delivery of data to Bayer; that is, the Company is providing contracted research services to Bayer. The data derived under the global development plan services will be utilized in regulatory approval in China and Japan. The Company noted that a number of other vendors also provide similar contracted research services. Specifically, the Company also considered that a bulk of the costs to be incurred under the program are costs related to services provided to the Company by third party clinical research organizations, which would also be available to Bayer, were they performing the research. Therefore, these deliverables have value on a stand-alone basis.

Since the payments by Bayer to the Company for these efforts are all non-refundable, there is no general right of return.

Allocation of arrangement consideration

The Company engaged an outside, independent valuation advisor to assist management in determining the estimated selling prices of the identified units of accounting. Once the estimated selling prices were established, the Company allocated the arrangement consideration based upon relative estimated selling prices.

The allocable arrangement consideration the Company considered was limited to amounts that were fixed or determinable and as such, the Company excluded from such allocable consideration performance bonuses regardless of the probability of receipt.

Accordingly, the allocable arrangement consideration, estimated to be $63.6 million, includes the $25 million non-refundable upfront fee paid by Bayer upon the commencement of the collaboration agreement, plus $38.6 million, estimated to be the total amount paid by Bayer to the Company for its global development plan services in getting both the ABSSSI and pneumonia NDA’s approved in the US. The contingent payments and royalty payments are excluded from allocable arrangement consideration because they are not considered fixed or determinable at the inception of the arrangement.

($ in 000’s)	Estimated Selling Price	% of Relative Selling Price	Allocated Discount	Allocated Arrangement Consideration
Units of Accounting:
License	$29,000	39%	$(4,076)	$24,924
Global Development Plan Services	45,000	61%	(6,324)	38,676

	$74,000	100%	$(10,400)	$63,600

The timing of the revenue recognition is dependent upon the respective separable unit of accounting.

Since the delivery of the license to Bayer occurred upon the execution of the agreement and there is no general right of return, all allocated arrangement consideration related to the license was recognized upon receipt, up to the lower of the amount of the upfront payment or the allocated arrangement consideration. The upfront fee paid to the Company by Bayer was $25 million and no global development plan services had occurred at that point. Since the allocated arrangement consideration assigned to the license was determined to be $24.9 million, the Company recorded $24.9 million of the upfront (the lower of the two) as license revenue. The remaining $0.1 million was set up as deferred revenue to be recorded as revenue once earned.

2. Regarding the manufacturing obligations that you deem a contingent deliverable, please tell us the terms of these obligations and your consideration as to whether these terms are at a significant and incremental discount.

Response: The Company acknowledges the Staff’s comment and respectfully submits that as it relates to the manufacturing of certain commercial scale product for Bayer, that at the time of signing of the collaboration agreement, the agreement to produce commercial scale drug product for Bayer was expected to be negotiated within six months of the signing of the collaboration agreement. As of the writing of this response, this agreement has not yet been finalized.

Due to the expected close proximity of the agreements, the Company’s assessment of revenue recognition considered the likely terms of the commercialization agreement, which were discussed at the time of the signing of the collaboration. Within the collaboration agreement, there are some guidelines under which both parties have agreed that they would negotiate under for this manufacturing agreement. These guidelines note that the Company would manufacture/have manufactured drug product for Bayer for a certain number of years, commencing upon first commercial sale in the Bayer territory, at cost.

While the provision of manufacturing services is a contingent deliverable under the arrangement, the Company assessed whether the anticipated terms associated with these services would be deemed to be at a significant and incremental discount. At the inception of the arrangement, the Company already had a contract with a third party for the manufacture of the clinical supply and will be using, assuming FDA approval of tedizolid, this same third party vendor to manufacture commercial product to be provided to Bayer. In evaluating whether there would be additional value generated by the Company prior to providing the product to

Bayer, the Company noted that there will be no significant processes undertaken by the Company that would indicate additional value being created. The Company does not have any manufacturing facilities or capabilities, nor does it contemplate establishing any. The Company will not be performing any processing to the commercial supply as the product purchased from the third party provider will be fully manufactured, bottled and labeled. The Company will be acting in the capacity of a go-between, with no incremental value created, and as such the billing to Bayer is in substance a pass-through cost from the manufacturer to Bayer. Therefore, the Company concluded that there is no significant and incremental discount being provided to Bayer related to the manufacturing obligations.

Given the fact that the manufacturing services are contingent upon successful FDA approval, and that there is no significant and incremental discount being provided to Bayer, the Company believes that these manufacturing services should be excluded from the initial determination of stand-alone deliverables.

3. You “reallocated the new expected arrangement consideration” and accounted for the $2 million Bayer payment related to the first patient dosage of your second global Phase 3 study of tedizolid by adding $0.8 million to the license and $1.2 million to the Global Development Plan Services. Please provide us your analysis supporting this reallocation that addresses why a portion of this payment was added to the license, how the amount added was determined and how this accounting complies with ASC 605-25.

Response: The Company acknowledges the Staff’s comment and respectfully submits that in accordance with ASC 605-25-30-5, the amount allocable to the delivered unit or units of accounting is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions (the non-contingent amount). That is, the amount allocable to the delivered unit or units of accounting is the lesser of the amount otherwise allocable in accordance with paragraphs 605-25-30-2 and 605-25-30-4, or the non-contingent amount.

Upon the earning of the $2 million milestone payment, this amount was transferred from a contingent amount to a non-contingent amount. In accordance with ASC 605-28-25-2, the Company evaluated each milestone at the inception of the arrangement to conclude whether each payment represented a substantive milestone. The Company’s evaluation of the first milestone concluded that such event was not a substantive milestone based on an assessment as to whether there was substantive uncertainty in meeting such milestone. While the Company believed that there was a level of uncertainty in meeting the event they concluded it may not have been substantive uncertainty, such assessment also considered the relatively short period between the signing of the collaboration and the meeting of the milestone.

Given the guidance above in ASC605-25-30-5, the Company first updated the non-contingent consideration from $63.6 million to $65.6 million to include this $2 million amount as a part of the new updated non-contingent arrangement consideration, and then determined the new re-allocation of arrangement consideration using the same relative selling price percentages that were originally determined (i.e. 39% license and 61% development efforts).

Under the revised allocation, the license increased from $24.9 million to $25.7 million and therefore an additional $0.8 million was recorded immediately as license revenue, since all efforts related to the license had been provided.

4. Please provide us proposed disclosure to be included in future periodic reports that includes the following:

•	The significant inputs, assumptions and methods used to determine the selling price for the significant deliverables in accordance with ASC 605-25-50-2e.; and

•

The effect of changes in either the selling price or the method or assumptions used to determine selling price for a specific unit of accounting if either one of those changes has a significant effect on the allocation of arrangement consideration in accordance with ASC 605-25-050-2h.

Response: The Company acknowledges the Staff’s comment and respectfully acknowledges that ASC 605-25-50-2e requires a discussion of the significant factors, inputs, assumptions, and methods used to determine selling price (whether vendor-specific objective evidence, third-party evidence, or estimated selling price) for the significant deliverables.

ASC 605-25-50-2h requires separate disclosure of the effect of changes in either the selling price or the method or assumptions used to determine selling price for a specific unit of accounting if either one of those changes has a significant effect on the allocation of arrangement consideration.

In the September 30, 2011 Form 10-Q, footnote 9, the Company stated: “The Company estimated the selling price of the License using the relief from royalty method income approach. The Company estimated the selling prices of the Global Development Plan Services using estimated third party costs.”

In the Company’s future periodic reports, the Company proposes to add the following language:

“The Company estimated the selling price of the License using the relief from royalty method income approach. The assumptions were based on the estimated after-tax income related to a hypothetical license agreement with a third-party pharmaceutical partner company, which would jointly develop tedizolid with the Company and hold the rights outside of the U.S., the European Union and Canada. The significant inputs used to determine the selling price were estimates of product sales in the licensed territory, the royalties to be received by the Company from these sales, contractual milestone payments to be received by the Company, total expenses expected to be incurred by the Company, the Company’s income tax rate in future years, and the discount rate used to discount the cash flows to their present values. If the Company’s best estimate of the selling price of the License had been less than the estimate made at the time of initial assessment, then less of the arrangement consideration would have been allocated to the license, while an equal amount would have been added to the value of the Global Development Plan Services. If that allocated amount to the License had been less than the upfront payment, then that difference would not be recorded immediately but would be deferred until the future periods over which the Global Development Plan Services were performed. Assuming a constant selling price for the Global Development Plan Services, if there was an assumed 10% decrease in the estimated selling price of the License, or approximately $2.9 million, the

Company determined that this change in estimated selling price would have reduced the allocation of the initial arrangement consideration allocated to the license agreement by about $1.6 million.

The Company estimated the selling prices of the Global Development Plan Services using estimated development costs, which consist primarily of costs to be paid to third parties. The significant assumptions and inputs include the estimated timeframes to get to NDA approval, the number of internal hours to be spent performing these services, the estimated number of studies to be performed, the estimated number of patients to be included in the studies, the costs of Clinical Research Organizations helping to conduct the studies, the estimated patient costs in conducting the studies, the estimated cost of drug product, the estimated regulatory costs of preparing NDA filings, and the estimated milestone payments to Dong-A, from whom the Company licensed tedizolid. If the selling price of the Global Development Plan Services were to increase, then more of the expected arrangement consideration would be allocated to the Global Development Plan Services, and an equal amount would be deducted from the License. Assuming a constant estimated selling price for the License and a 10% increase in the estimated selling price of the Global Development Plan Services, or approximately $4.5 million, then the Company would have allocated an additional $1.4 million of the initial arrangement consideration to the global development services, which would have been recorded over the period of performance of such services.”

5. Please provide us proposed disclosure to be included in future periodic reports that describes each milestone and the related contingent consideration for your Bayer agreement. Refer to ASC 605-28-50-2b.

Response: The Company acknowledges the Staff’s comment and respectfully submits that it believes that it should not be required to make additional disclosure in future periodic reports further describing the milestones and the related contingent consideration under the Bayer agreement, because the current disclosure included in the 2011 Form 10-Q is consistent with ASC 605-28 and additional detailed and specific information regarding the milestones and related contingent consideration is not material to an investor’s understanding of the Company.

In assessing whether the disclosure of individual milestones would be material to the reader of the financial statements, among the characteristics the Company considered were: the individual value of each payment in relation to the Company’s financial results and the overall economics of the collaboration, the relative risk of achieving the milestone and the most likely timing of achievement of such milestones. Based on this assessment, the Company concluded that no individual milestone is material. The Bayer agreement contains a number of potential milestones, and the Company has determined that no individual milestone is material based on the factors discussed above and that aggregating such amounts with an overall description of the arrangement provides the information required under ASC 605-28 in all material respects. Therefore, the Company respectfully submits that the disclosure in the 2011 Form 10-Q provided an aggregation of the immaterial milestones into a format that would provide more meaningful disclosure to investors. This was primarily a description of the different categories of events which trigger a contingent payment under the Bayer agreement as well as the aggregate amount of related contingent consideration. Specifically, the disclosure identified the total $69.1 million of potential contingent event based payments that may be received under the Bayer agreement and broke that amount into two categories. $34.1 million of the potential contingent event based payments were identified as development and regulatory event achievements for tedizolid and the remaining $35.0 million of the potential contingent event based payments were identified as payments upon achievement of commercial sales thresholds. The Company further disclosed that $17.1 million of the remaining $32.1 million of development and regulatory contingent event based payments are milestones dependent upon the Company’s development and regulatory efforts, while the remaining $15.0 million of development based contingent event payments are dependent upon the efforts of Bayer and therefore do not qualify as milestones as defined in ASC 605-28-20. The Company believes that the foregoing disclosure is consistent with ASC 605-28 and such disclosure, along with the other information in the 2011 Form 10-Q and the Company’s other periodic reports filed with the Commission, provides investors with sufficient information to understand the impact of the Bayer agreement on the financial performance of the Company.

The Company further submits that additional detail regarding the specific milestones and related contingent consideration payable on a milestone by milestone basis would not be material to investors given the level of information that was already disclosed in the 2011 Form 10-Q. Investors already have access to the general nature of the milestones and total amount of potential contingent event based payments in the 2011 Form 10-Q, and disclosure of the specific future development and regulatory milestone payments which the Company may be entitled to under the Bayer agreement would give little or no additional information that would impact an investor’s ability to assess the impact of the Company’s agreement with Bayer on revenue recognition or financial performance. Further, disclosure of potential payments due upon at risk development and regulatory events rather than the Company’s publicly disclosed financial guidance would be of little value to an investor’s understanding of the Company’s business objectives. On the contrary, disclosure of such forward-looking goals would actually be misleading to investors and may be misconstrued as the Company’s financial guidance on future performance, which has otherwise been publicly disclosed.

For the foregoing reasons, the Company respectfully submits that no additional disclosure regarding milestones and related contingent consideration should be required in future periodic reports.

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The Company respectfully requests the Staff’s assistance in completing the review of the Company’s responses as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at (858) 452-0370.

Sincerely,

Trius Therapeutics, Inc.

/s/ John P. Schmid
John P. Schmid

cc:	Jeffrey Stein, Ph.D., Trius Therapeutics, Inc.

Michael Morneau, Trius Therapeutics, Inc.

Charles J. Bair, Esq., Cooley LLP